Exhibit 99.1

Foresight Signs Commercial Agreement With SUNWAY-AI for up to $51M

Foresight’s QuadSight® technology will provide driver assistance features to Chinese airport vehicles

Ness Ziona, Israel – November 16, 2022 - Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) (“Foresight”), an innovator in automotive vision systems, announced today the signing of a joint development and supply agreement with SUNWAY-AI Technology (Changzhou) Co., Ltd. (“SUNWAY”), a global Chinese manufacturer of components for autonomous and unmanned intelligent vehicles. Over the contractual period of four years, the deal may yield up to $51 million in revenue based on demand from SUNWAY.

“Having tested Foresight’s technology extensively for more than a year, we believe that this partnership has great commercial potential in multiple applications and markets. We are completely satisfied with the performance of Foresight’s technology and have selected it because of its accurate point cloud and exceptional obstacle detection capabilities, which consistently outperform competing sensors in adverse weather and poor lighting conditions,” said Mr. Zheng Kui, Executive Director at SUNWAY. “Foresight’s passive, non-emitting sensors are a perfect fit for airport vehicles that employ autonomous systems in sensor-filled environments and can benefit from non-interfering solutions.”

The agreement establishes a joint program for the development and supply of obstacle detection systems and cloud gateway for driverless vehicles, as well as for advanced driver assistance systems (ADAS) for airport ground support vehicles, using both visible light and thermal cameras. Starting in the first half of 2023, SUNWAY will commercialize the ADAS systems to its customers and to third parties in Mainland China, as well as to Hong Kong, Taiwan and Macao. SUNWAY will assume responsibility for all regulatory clearances in connection with commercialization, as well as all installation, deployment, maintenance and support activities. Additionally, and subject to predefined commercial terms, SUNWAY was granted exclusive commercialization rights in China regarding the ADAS systems for ground support vehicles used in airports.

“Foresight’s selection by SUNWAY is a solid endorsement, reflecting recognition of our state-of-the-art vision systems by a Chinese automotive leader. We believe that the installation of our innovative QuadSight technology in various airport vehicles using advanced ADAS systems will bring a new level of safety and reliability to airport ground operations across China,” said Foresight CEO Haim Siboni. “We believe our technology, combined with SUNWAY’s, has a great potential for further deployment in additional applications and markets in China, such as agriculture and infrastructure,” Siboni concluded.

Foresight’s QuadSight® stereoscopic technology, including both proprietary software and cameras, will be licensed to SUNWAY and will serve as the underlying technology for SUNWAY’s ADAS systems, intended for integration into several types of vehicles working closely with aircraft, including fueling vehicles, garbage trucks, boarding vehicles, etc. The QuadSight system allows all obstacle detection in challenging weather and lighting conditions.

About SUNWAY-AI Technology

SUNWAY-AI Technology (Changzhou) Co., Ltd. focuses on research and development, design, manufacturing, and sales of intelligent vehicle technology and products. SUNWAY’s employees include technicians from the Institute of Automation of the Chinese Academy of Sciences, Tsinghua Automobile Research Institute, BAIC, and China Automobile. SUNWAY’s technologies and products equip autonomous vehicles, unmanned logistics and transportation vehicles, and unmanned commercial vehicles. Commercial cooperation to date includes well-known domestic enterprises such as XCMG group, LiuGong Group and Shenzhen Airport.

About Foresight

Foresight Autonomous Holdings Ltd. (Nasdaq and TASE: FRSX) is a technology company developing smart multi-spectral vision software solutions and cellular-based applications. Through the Company’s wholly owned subsidiaries, Foresight Automotive Ltd., Foresight Changzhou Automotive Ltd. and Eye-Net Mobile Ltd., Foresight develops both “in-line-of-sight” vision systems and “beyond-line-of-sight” accident-prevention solutions.

Foresight’s vision solutions include modules of automatic calibration and dense three-dimensional (3D) point cloud that can be applied to different markets such as automotive, defense, autonomous vehicles and heavy industrial equipment. Eye-Net Mobile’s cellular-based solution suite provides real-time pre-collision alerts to enhance road safety and situational awareness for all road users in the urban mobility environment by incorporating cutting-edge AI technology and advanced analytics.

For more information about Foresight and its wholly owned subsidiary, Foresight Automotive, visit www.foresightauto.com, follow @ForesightAuto1 on Twitter, or join Foresight Automotive on LinkedIn.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. For example, Foresight is using forward-looking statements in this press release when it discusses the projected revenue that may be derived from the agreement, the belief that the partnership has great commercial potential in multiple applications and markets, that the selection by SUNWAY reflects the recognition of its technology, that the installation of its technology in various airports will bring a new level of safety and reliability to airport ground operations across China and the potential for the technology, in combination with SUNWAY’s, has potential for further deployment in additional applications and markets in China. Because such statements deal with future events and are based on Foresight’s current expectations, they are subject to various risks and uncertainties, and actual results, performance or achievements of Foresight could differ materially from those described in or implied by the statements in this press release.

The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Foresight’s annual report on Form 20-F filed with the Securities and Exchange Commission (“SEC”) on March 31, 2022, and in any subsequent filings with the SEC. Except as otherwise required by law, Foresight undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release. Foresight is not responsible for the contents of third-party websites.

Investor Relations Contact:

Miri Segal-Scharia

CEO

MS-IR LLC

msegal@ms-ir.com

917-607-8654